UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: November 2025	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of registrant’s name into English)

600 de Maisonneuve Boulevard West 33rd Floor Montréal, Québec Canada H3A 3J2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

The information contained in Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 of this Form 6-K is deemed “filed” and incorporated by reference into the registrant’s Registration Statement on Form F-4/A (File No. 333-290427) and the related Proxy Statement/Prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: November 10, 2025	By:	/s/ Isabelle Papillon
		Name:	Isabelle Papillon
		Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Pro Forma Condensed Consolidated Financial Information

99.2	Management’s Discussion and Analysis (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K filed with the U.S. Securities and Exchange Commission on October 29, 2025)

99.3	Interim Financial Statements (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K filed with the U.S. Securities and Exchange Commission on October 29, 2025)

99.4	Certification of Interim Filings - CEO (incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K filed with the U.S. Securities and Exchange Commission on October 29, 2025)

99.5	Certification of Interim Filings - CFO (incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K filed with the U.S. Securities and Exchange Commission on October 29, 2025)